Exhibit (a)(5)(ii)

On February 17, 2021, Macquarie Infrastructure Corporation (the “Company”) issued a press release announcing its financial results for the quarter and year ended December 31, 2020 (the “Press Release”). A portion of the Press Release (excerpted below) relates to the Company’s offer to purchase any and all of its outstanding 2.00% Convertible Senior Notes due 2023.

MIC today also initiated a tender offer for any or all its 2.00% Convertible Senior Notes due 2023 (“Notes”) outstanding. MIC is offering to repurchase the bonds at face value (par) plus accrued interest through (but not including) the date of purchase. The tender offer will be open through March 16, 2021, unless extended.

“We believe that the retirement of up to the full amount of the $403 million of Notes on issue is a prudent use of the remaining proceeds from the sale of IMTT and that a tender offer will be the most effective means of doing so,” said Frost.

MIC’s aggregate leverage ratio was 4.0 times net debt/Adjusted EBITDA excluding non-cash items on December 31, 2020. The ratio reflects the repayment of the balance outstanding on the Company’s holding company level revolving credit facility during December as well as adjustments to its cash on hand for capital gains taxes and expenses to be paid in relation to the sale of IMTT and a provision for both the special dividend paid on January 8, 2021 and the retirement of its $403 million of Notes.